Canaccord Genuity Wealth Management (USA) Inc. Exemption Report

Canaccord Genuity Wealth Management (USA) Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year except as described below.

12/12/2016 – Two stock certificates for one client representing a total of 1,292,769 shares with a value of $142,706.83 US were received from the client on December 12, 2016 but the firm did not receive instructions indicating which account the certificates were to be deposited to until after the delivery cutoff time. The certificates were sent to our clearing firm, Pershing LLC, via courier on December 13, 2016.

Canaccord Genuity Wealth Management (USA) Inc.

I, Don MacFayden, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:  _____

Title: VP, Chief Financial Officer

May 30, 2017